Exhibit 99.1
ECARX Announces Third Quarter 2025 Unaudited Financial Results

London, November 3, 2025 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended September 30, 2025.

“Ziyu Shen, ECARX Chairman and CEO, commented, “The strong momentum from the first half of the year carried through into Q3, delivering several significant milestones that are reinforcing the sustainable foundation we are building for future growth. Most notably, we achieved EBITDA breakeven per our guidance in Q2, generating $8.3 million in Adjusted EBITDA and turned a profit for the first time with $0.9 million in net profit. Our focus on globalizing our business over the past three years is clearly yielding significant progress. The continuous expansion of our shipment volumes, enhanced supply chain efficiency to service global orders, and improved gross margins through product iteration, has created a solid foundation for us to drive a new phase of scalable, profitable growth going forward.

Revenue grew by 11% year-over-year and 41% quarter-over-quarter to $219.9 million. Total shipments reached approximately 667,000 units, up 51% year-over-year and 26% quarter-over-quarter, of which shipments of Antora series built on SiEngine’s SE1000 SoC reached a record high of 196,000. Combined with our ability to accelerate Google Automotive Service certification, this platform has become a key driver of our global expansion and directly supports profitability leveraging our vertical integration advantages. Our Pikes® computing platform, built on the Qualcomm 8295 Snapdragon chipset, is our latest solution to begin mass production and was also a key contributor to our strong performance during the quarter as we began scaling up its production. This brings the total number of vehicles on the road globally with ECARX technology to approximately 10 million, underscoring the growing trust we have earned as a core technology partner for leading automakers worldwide.

The breadth of our global partnerships with automakers continues to amplify the unique value proposition we offer as a technology provider, driving strong sales growth for several partners. We continue to make new breakthroughs on a global scale securing a second project with a leading European automaker that will add another $400 million in lifetime revenue to our pipeline. This is also being replicated with leading Chinese automakers as we expand and deepen partnerships, reflected in the strong sales of several of their best-selling models. Combined, this progress showcases how our core technology can be delivered at scale across diverse platforms and geographies. This also underscores the significant value our Google ecosystem integration offers to global automakers, forming a crucial pillar of our long-term competitive edge.

Through operational discipline, a robust project pipeline, strengthened global presence, and continued investments in technology and infrastructure, we have delivered on our commitment to achieving EBITDA breakeven and becoming profitable. Moreover, we have recently entered into an agreement to issue up to $150 million in convertible notes to ATW Partners, reflecting the strong confidence they have in our strategy and execution as we enter this new phase of growth. The additional capital will provide more liquidity to fuel our international expansion and drive product innovation. Coupled with the solid foundation we have laid with a profitable third quarter, we are confident this momentum will carry into the next quarter. We are now focused on finishing the year strong and driving growth in 2026 and beyond.”

Third Quarter 2025 Financial Results:
•Total revenue was US$219.9 million, up 11% year-over-year (“YoY”).
◦Sales of goods revenue was US$181.7 million, up 11% YoY. The growth in sales of goods revenue was mainly due to (i) a US43.8 million increase attributable to the higher volume of automotive computing platform sold and (ii) a US$6.0 million increase attributable to the higher volume of SoC core modules sold, partially offset by a US$32.3 million decrease attributable to lower average selling price mainly in relation to automotive computing platform.
◦Software license revenue was US$0.9 million, down 92% YoY, primarily due to (i) a US$5.5 million decrease in intellectual property licenses revenue, and (ii) a US$5.3 million decline in per-vehicle software license revenue.
◦Service revenue was US$37.3 million, up 68% YoY, mainly driven by higher number and value of design and development service contracts, together with the growth in connectivity service revenue. Revenue from design and development service contracts increased by US$11.1 million and connectivity service revenue increased by US$6.6 million.

Total cost of revenue was US$172.3 million, up 5% YoY, due to higher sales volumes of automotive computing platform products and SoC core modules, increased service costs in line with revenue growth, partially offset by reduced software cost.
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•Gross profit was US$47.6 million, up 39% YoY, which resulted in a gross margin of 22%. The improvement in gross margin (from 17% for the same period in 2024) was mainly attributed to a higher margin from sales of goods and an increased service revenue mix, partially offset by a decline in software margin compared to the same period last year.
•Research and development expenses were US$25.9 million, down 46% YoY, reflecting the result of our continued strategic resource prioritization and R&D integration efforts.
•Selling, general and administrative expenses and others, net were US$18.4 million, down 37% YoY, mainly resulting from our disciplined operations and lower share-based compensation expense in the current quarter.
•Net profit was US$0.9 million, compared with a loss of US$47.2 million during the same period last year. The change was primarily attributable to a higher gross profit and a lower level of operating expenses.
•Adjusted EBITDA (non-GAAP) gain was US$8.3 million, compared with adjusted EBITDA (non-GAAP) loss of US$31.9 million in the same period last year. See “Non-GAAP Financial Measure.”
•Total cash as of September 30, 2025 was US$50.4 million.
Recent Business Development Highlights and Updates:
•Expanding Global Footprint and Partnership
◦Approximately 10 million vehicles on the road with ECARX technologies as of September 30, 2025
◦Secured a second project with a top 5 Chinese automaker following Q2’s initial win to collaborate with a local partner to develop an intelligent cockpit for a new model expected to start shipping in early 2026
◦Secured a new project win with a Chinese automaker for its upcoming MPV model with shipments expected to begin in 2026
◦Added a second project with a leading European automaker—reflecting their growing trust in ECARX’s intelligent cockpit solutions
•Technological Advancements and Vehicle Launches
◦Powered the launch of XC70 Hybrid mid-size luxury SUV in August, the first model to feature Volvo’s SMA super hybrid architecture
◦Began mass production of the Pikes® computing platform and integrated it with the Cloudpeak® cross-domain software stack and Flyme Auto 2 on Lynk & Co 10 EM-P – the first model with this advanced solution – before replicating it the Lynk & Co 07 and 08 EM-P models and setting new industry benchmarks for AI-powered intelligent cockpits
◦Powered the global launch of Geely’s flagship Galaxy M9, also integrated with the Pikes® computing platform, Cloudpeak® cross-domain software stack, and Flyme Auto 2, which notched over 40,000 units in orders within 24 hours of presales opening
◦The Antora® 1000 Pro received Automotive SPICE v4.0 Capability Level 3 certification, the highest rating under the standard, a testament to the Company’s relentless focus on R&D, quality control, and process maturity
◦Growing adoption of the Cloudpeak® software stack is further advancing the Company’s leadership in AI-powered cockpit solutions with AI agents, generative UIs, and an AI operating systems offering drivers an intuitive and adaptive in-vehicle experience
•Refinancing of Convertible Notes
◦On November 3, 2025, the Company entered into a convertible note purchase agreement (the “2025 Note Purchase Agreement”) with an existing holder (the “Initial Investor”) of the convertible notes issued by Company in October 2022 (the “2022 Notes”). The 2025 Note Purchase Agreement contemplates the issuance and sale by the Company of up to US$100 million of convertible notes (the “2025 Notes”) on terms similar to the 2022 Notes, of which, the Initial Investor has agreed to purchase in the amount of US$35 million (the “Initial Note”) and additional investors will be sought in respect of the remaining US$65 million (the “Additional Notes”). Closings of the 2025 Notes are subject to the discharge of the 2022 Notes, the principal amount of which totaled US$65 million, and other customary conditions. The Initial Note is expected to close in the near future while closing of the Additional Notes will depend on the identification of additional investors and therefore subject to uncertainties.

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Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Monday, November 3, 2025, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/4xdrqmnx
To join the earnings call by telephone, participants must preregister at https://register-conf.media-server.com/register/BI4dd89437153f4075930e17314c7da45d to receive dial-in information.
A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,500 employees based in 13 major locations in China, UK, USA, Singapore, Malaysia, Sweden and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW Group and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in approximately 10 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.
The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.
Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative
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measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.
For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2024	As of September 30, 2025
Millions, except otherwise noted	US$	US$
ASSETS
Current assets
Cash	44.3	44.3
Restricted cash	5.9	6.1
Short-term investments	17.9	25.6
Accounts receivable – third parties, net	30.1	29.7
Accounts receivable – related parties, net	187.3	161.4
Notes receivable	2.3	5.7
Inventories	31.9	71.4
Amounts due from related parties	5.0	23.5
Prepayments and other current assets	61.4	29.4
Total current assets	386.1	397.1

Non-current assets
Long-term investments	2.2	2.2
Property and equipment, net	21.9	25.7
Intangible assets, net	42.2	39.2
Operating lease right-of-use assets	18.2	15.0
Goodwill	3.5	3.6
Other non-current assets – third parties	3.9	20.1
Other non-current assets – related parties	36.4	4.5
Total non-current assets	128.3	110.3
Total assets	514.4	507.4

LIABILITIES
Current liabilities
Short-term borrowings	185.2	280.7
Accounts payable - third parties	220.3	176.6
Accounts payable - related parties	70.0	72.1
Notes payable	19.3	20.0
Amounts due to related parties	24.1	30.0
Contract liabilities, current - third parties	0.9	0.9
Contract liabilities, current - related parties	20.5	11.2
Operating lease liabilities - current	5.6	5.0
Convertible notes payable-current	64.5	65.0
Accrued expenses and other current liabilities	85.5	75.1
Income tax payable	2.8	2.0
Total current liabilities	698.7	738.6

Non-current liabilities
Long-term borrowings	—	5.5
Contract liabilities, non-current - related parties	5.1	1.5
Operating lease liabilities, non-current	16.7	14.8
Warrant liabilities, non-current	1.2	1.4
Provisions	15.0	16.5
Other non-current liabilities - third parties	13.3	20.5
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2024	As of September 30, 2025
Millions, except otherwise noted	US$	US$
Deferred tax liabilities	2.1	1.9
Total non-current liabilities	53.4	62.1
Total liabilities	752.1	800.7

SHAREHOLDERS' DEFICIT
Ordinary shares	—	—
Additional paid-in capital	895.0	945.0
Treasury shares, at cost	(1.0)	(30.0)
Accumulated deficit	(1,124.5)	(1,193.1)
Accumulated other comprehensive loss	(9.2)	(14.1)
Total deficit attributable to ordinary shareholders	(239.7)	(292.2)
Noncontrolling interests	2.0	(1.1)
Total shareholders' deficit	(237.7)	(293.3)
Liabilities and shareholders' deficit	514.4	507.4
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

	Nine Months Ended September 30		Three Months Ended September 30
	2024	2025	2024	2025
Millions, except share data and per share data, or otherwise noted	US$	US$	US$	US$
Revenue
Sales of goods revenue	399.5	433.6	164.3	181.7
Software license revenue	29.9	27.7	11.7	0.9
Service revenue	72.3	81.9	22.2	37.3
Total revenue	501.7	543.2	198.2	219.9
Cost of goods sold	(347.8)	(380.2)	(149.6)	(153.3)
Cost of software licenses	(10.8)	(16.8)	(4.7)	(0.3)
Cost of services	(40.4)	(48.6)	(9.7)	(18.7)
Total cost of revenue	(399.0)	(445.6)	(164.0)	(172.3)
Gross profit	102.7	97.6	34.2	47.6

Research and development expenses	(127.1)	(94.2)	(47.8)	(25.9)
Selling, general and administrative expenses and others, net	(85.6)	(65.2)	(29.0)	(18.4)
Total operating expenses	(212.7)	(159.4)	(76.8)	(44.3)
(Loss)/Income from operation	(110.0)	(61.8)	(42.6)	3.3

Interest income	2.3	3.1	0.7	1.5
Interest expense	(10.2)	(13.9)	(3.9)	(3.7)
Share of results of equity method investments	(10.6)	0.4	(1.2)	0.3
Foreign currency exchange (losses)/gain	(0.5)	(1.3)	0.1	(0.8)
Others, net	(2.7)	3.8	(0.2)	0.2
(Loss)/Profit before income taxes	(131.7)	(69.7)	(47.1)	0.8
Income tax (expense)/benefit	(0.1)	(2.0)	(0.1)	0.1
Net (Loss)/Profit	(131.8)	(71.7)	(47.2)	0.9
Net loss/(profit) attributable to noncontrolling interests	7.5	3.1	2.0	(0.5)
Net (loss)/profit attributable to ECARX Holdings Inc. ordinary shareholders	(124.3)	(68.6)	(45.2)	0.4
Net (loss)/profit	(131.8)	(71.7)	(47.2)	0.9
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil income taxes	(6.9)	(4.9)	(9.2)	0.3
Comprehensive (loss)/income	(138.7)	(76.6)	(56.4)	1.2
Comprehensive loss/(income) attributable to noncontrolling interests	7.6	3.0	1.9	(0.5)
Comprehensive (loss)/income attributable to ECARX Holdings Inc.	(131.1)	(73.6)	(54.5)	0.7

(Loss)/Earnings per ordinary share
–Basic (loss)/earnings per share, ordinary shares	(0.37)	(0.20)	(0.14)	0.00
–Diluted (loss)/earnings per share, ordinary shares	(0.37)	(0.20)	(0.14)	0.00
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares - Basic	336,667,041	337,824,547	334,158,093	339,033,301
–Weighted average number of ordinary shares - Diluted	336,667,041	337,824,547	334,158,093	340,627,996

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Unaudited Reconciliation of GAAP and Non-GAAP Results
We use Adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical Adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Nine Months Ended September 30		Three Months Ended September 30
	2024	2025	2024	2025
Millions	US$	US$	US$	US$
Net (Loss)/Profit	(131.8)	(71.7)	(47.2)	0.9
Interest income	(2.3)	(3.1)	(0.7)	(1.5)
Interest expense	10.2	13.9	3.9	3.7
Income tax expense/(benefit)	0.1	2.0	0.1	(0.1)
Depreciation of property and equipment	5.7	5.3	1.9	1.8
Amortization of intangible assets	9.4	9.7	3.2	2.1
EBITDA	(108.7)	(43.9)	(38.8)	6.9
Share-based compensation expenses	16.7	7.9	6.9	1.4
Adjusted EBITDA	(92.0)	(36.0)	(31.9)	8.3
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